SECURI' 06050314 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52535

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2005 (MM/DD/YY) AND ENDING September 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pension Dynamics Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd. Suite 400
(No. and Street)

Pleasant Hill California 94523-3955
(City) (State) (Zip Code)

MAIL RECEIVED NOV 27 2006 PROCESSING WASH. D.C. 213 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Butler (925) 956-0505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pension Dynamics Securities Corporation, as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of CALIFORNIA
County of CONTRA COSTA
Subscribed and sworn (or affirmed) to before me this 25th day of Oct, 2006

[signature]
Signature

PRESIDENT
Title

Claudia Bogner
Notary Public

CLAUDIA BOGNER
Commission # 1549974
Notary Public - California
San Francisco County
My Comm. Expires Feb 12, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pension Dynamics Securities Corporation:

We have audited the accompanying statement of financial condition of Pension Dynamics Securities Corporation as of September 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pension Dynamics Securities Corporation as of September 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 25, 2006

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Pension Dynamics Securities Corporation
Statement of Financial Condition
September 30, 2006

Assets

Cash	$ 36,383
Commissions receivable	26,361
Total assets	$ 62,744

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 26,784
Income taxes payable	1,401
Total liabilities	28,185
Commitments and contingencies	--
Stockholder's equity	
Common stock, no par value, 10,000,000 shares authorized, 10,000 shares issued and outstanding	72,600
Additional paid-in capital	3,100
Accumulated deficit	(41,141)
Total stockholder's equity	34,559
Total liabilities and stockholder's equity	$ 62,744

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Income
For the Year Ended September 30, 2006

Revenue	
Commissions	$ 237,310
Interest income	302
Other income	3,966
Total revenue	241,578
Expenses	
Taxes, licenses and fees, other than income taxes	2,975
Administrative expenses - related party	222,143
Other operating expenses	12,005
Total expenses	237,123
Net income (loss) before income taxes	4,455
Income tax provision	2,524
Net income (loss)	$ 1,931

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, September 30, 2005	$ 72,600	$ 3,100	$ (43,072)	$ 32,628
Net income (loss)	–	–	1,931	1,931
Balance, September 30, 2006	$ 72,600	$ 3,100	$ (41,141)	$ 34,559

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Statement of Cash Flows
For the Year Ended September 30, 2006

Cash flows from operating activities:		
Net income (loss)		$ 1,931
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Commissions receivable	$ (11,459)	
Increase (decrease) in liabilities:		
Accounts payable	10,066	
Income taxes payable	601	
Total adjustments		(792)
Net cash provided by (used in) operating activities		1,139
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash		1,139
Cash, at beginning of year		35,244
Cash, at end of year		$ 36,383

Supplemental disclosures of cash flow information:

Cash paid for interest	$ 90
Cash paid for income taxes	$ 2,923

The accompanying notes are an integral part of these financial statements.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pension Dynamics Securities Corporation (the "Company") was incorporated in the state of California on September 17, 1999. The Company is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended and is a member of the National Association of Securities Dealers ("NASD").

The Company operates as a retail broker/dealer in mutual funds, on a fully disclosed basis, whereby the Company does not hold customer funds or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Accounts receivable represent commissions earned on security transactions, which are recorded on the trade date basis. Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: INCOME TAXES

The provision for income taxes at September 30, 2006 consisted of the following:

State taxes	$ 800
Federal taxes	1,724
Total income tax provision	$ 2,524

Note 3: RELATED PARTY TRANSACTIONS

In December of 2000, the Company entered into a written agreement with Pension Dynamic Corporation ("PDC"), a company under common control, whereby PDC provides office space, equipment, accounting, and staffing to maintain the Company's operations. The Company agreed to pay PDC a variable amount for rent and administrative costs which could be altered quarterly should the Company fall close to its required net capital. Under this agreement the Company paid PDC $222,143, included in other operating expenses, for the year ended September 30, 2006.

Note 4: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 5: COMMITMENTS AND CONTINGENCIES

During the fiscal year ended September 30, 2006, the Company was notified by the Internal Revenue Service ("IRS") that it had filed the incorrect tax returns for the tax years 2003 and 2004. The Company reported its taxable earnings on form 1120. The IRS informed the Company that it was required to report its earnings on form 1120S, the standard form for Corporations which have made the "S" election. The Company elected to be an S Corporation shortly after its formation, and accordingly should have its income taxed under Section 1362 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder(s) is taxed on the Company's taxable income.

Pension Dynamics Securities Corporation
Notes to Financial Statements
September 30, 2006

Note 5: COMMITMENTS AND CONTINGENCIES (Continued)

Since its inception the Company has filed its earnings with the IRS on form 1120. Although all past returns have apparently been in error, the IRS has only inquired about the 2003 and 2004 tax returns. The Company has appealed the IRS letter in hopes of not having to amend its tax returns. These financial statements contain no adjustments for any potential impact caused by amending prior tax returns. The initial result of which would be the refund all of IRS taxes paid.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2006, the Company had net capital of $34,059, which was $9,059 in excess of its required net capital of $25,000; and the Company's ratio of aggregate indebtedness ($28,185) to net capital was 0.83 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a $1,852 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 32,207
Adjustments:		
Accumulated deficit	$ 1,207	
Non allowable assets	645	
Total adjustments		1,852
Net capital per audited statements		$ 34,059

Pension Dynamics Securities Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of Year Ended September 30, 2006

Computation of net capital			
Common stock		$ 72,600	
Additional paid-in capital		3,100	
Accumulated deficit		(41,141)	
Total stockholder's equity			$ 34,559
Less:	Non allowable assets:		
	Commission receivable	(500)	
	Net adjustments to capital		(500)
Net capital			34,059
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness		$ 1,879	
Minimum dollar net capital required		$ 25,000	
Net capital required (greater of above)			25,000
Excess net capital			$ 9,059

Ratio of aggregate indebtedness to net capital 0.83:1

There was a difference of $1,852 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2006. See Note 7.

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule II-Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2006

A computation of reserve requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2006

Information relating to possession or control requirements is not applicable to Pension Dynamics Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Pension Dynamics Securities Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended September 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Pension Dynamics Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Pension Dynamics Securities Corporation (the Company), for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 25, 2006

Pension Dynamics Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2006